# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HMH Holding Inc., CIK 0002021880
CUSIP: 40445M100
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 3300 NORTH SAM HOUSTON PARKWAY EAST, Houston, Texas (TX), 77032
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001172661-26-001405
Filed by CIK 0001541901

## Reporting persons
- Encompass Capital Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Todd J. Kantor: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Encompass Capital Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: HMH Holding Inc.
Address of issuer's principal executive offices: 3300 NORTH SAM HOUSTON PARKWAY EAST, HOUSTON, TX 77032

## Item 2. Person Filing
Name of person filing:
Encompass Capital Advisors LLC
Todd J. Kantor
Encompass Capital Partners LLC
Address of principal business office or, if none, residence:
Encompass Capital Advisors LLC: 200 Park Avenue, Suite 1604, New York, NY 10166
Todd J. Kantor: c/o Encompass Capital Advisors LLC, 200 Park Avenue, Suite 1604, New York, NY 10166
Encompass Capital Partners LLC: 200 Park Avenue, Suite 1604, New York, NY 10166
Citizenship:
Encompass Capital Advisors LLC is a Delaware Limited Liability Company
Todd J. Kantor is a US citizen
Encompass Capital Partners LLC is a Delaware Limited Liability Company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Encompass Capital Advisors LLC
0

Todd J. Kantor
0

Encompass Capital Partners LLC
0
Percent of class:
Encompass Capital Advisors LLC
0.0%

Todd J. Kantor
0.0%

Encompass Capital Partners LLC
0.0%
Sole power to vote or to direct the vote:
Encompass Capital Advisors LLC
0

Todd J. Kantor
0

Encompass Capital Partners LLC
0
Shared power to vote or to direct the vote:
Encompass Capital Advisors LLC
0

Todd J. Kantor
0

Encompass Capital Partners LLC
0
Sole power to dispose or to direct the disposition:
Encompass Capital Advisors LLC
0

Todd J. Kantor
0

Encompass Capital Partners LLC
0
Shared power to dispose or to direct the disposition:
Encompass Capital Advisors LLC
0

Todd J. Kantor
0

Encompass Capital Partners LLC
0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on SCHEDULE 13G with respect to the shares of Class A Common Stock of HMH Holding Inc dated as of August 14, 2026 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: August 14, 2026

Encompass Capital Advisors LLC
By: Todd J. Kantor
Name: Todd J. Kantor
Title: Managing Member

Todd J. Kantor
By: Todd J. Kantor
Name: Todd J. Kantor

Encompass Capital Partners LLC
By: Todd J. Kantor
Name: Todd J. Kantor
Title: Managing Member

## Signatures
- Encompass Capital Advisors LLC: Todd J. Kantor, Todd J. Kantor / Managing Member (08/14/2026)
- Todd J. Kantor: Todd J. Kantor, Todd J. Kantor (08/14/2026)
- Encompass Capital Partners LLC: Todd J. Kantor, Todd J. Kantor / Managing Member (08/14/2026)